EXHIBIT (a)(1)(iv)

EXHIBIT (a)(1)(iv)

Dear Shareholder:

     As you requested, we are enclosing a copy of the BlackRock Fixed Income Value Opportunities (the “Fund”) Offer to Purchase dated February 24, 2011 (the “Offer to Purchase”), in which the Fund is offering to purchase up to 61,225 issued and outstanding shares (the “Shares”). The Offer to Purchase is for cash at net asset value (“NAV”) per Share as of the expiration date of the offer. Together with the Offer to Purchase we are sending you a form of Letter of Transmittal (the “Letter”) for use by holders of record of Shares that you should read carefully. Certain selected financial information with respect to the Fund is set forth in the Offer to Purchase.

     If, after reviewing the information set forth in the Offer to Purchase and the Letter, you wish to tender Shares for purchase by the Fund, please either contact your financial advisor or other broker, dealer or nominee to effect the tender for you or, if you are the record owner of the Shares, you may follow the instructions contained in the Offer to Purchase and Letter.

     Neither the Fund nor its Board of Trustees makes any recommendation to any holder of Shares as to whether or not to tender Shares. Each shareholder is urged to consult his or her broker or tax adviser before deciding whether to tender any Shares.

     The Fund’s annualized distribution rate for the period October 1, 2010 through December 31, 2010, based on the amounts actually distributed by the Fund, was 25.22%*, based on the December 31, 2010 NAV of $1,165.81 per Share. For the quarter ended December 31, 2010, the Fund’s highest NAV was $1,249.38 per Share and its lowest NAV was $1,164.48 per Share. The Fund’s NAV on February 18, 2011 was $1,180.46 per Share. The Fund publishes its NAV each week in Barron’s. It appears online in the “US Weekly Closed End Funds” list under the sub-heading “Other Domestic Taxable Bond Fund” within the listings of mutual funds and closed-end funds.

     Requests for current NAV quotations or for additional copies of the Offer to Purchase, the Letter and any other tender offer documents may be directed to BlackRock Advisors, LLC, at 1-800-441-7762.

     Should you have any other questions on the enclosed material, please do not hesitate to contact your financial advisor or other broker or dealer or BlackRock Advisors, LLC, at 1-800-441-7762. We appreciate your continued interest in BlackRock Fixed Income Value Opportunities.

*	The annualized distribution rate includes a special distribution of $51.00 pre share. If this special distribution was not included, the annualized distribution rate would have been 7.72%.

Yours truly,

BNY Mellon Investment Servicing (US) Inc.